UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For November 2018

Commission File Number: 001-35942

LightInTheBox Holding Co., Ltd.

Tower 2, Area D, Diantong Square

No. 7 Jiuxianqiao North Road

Chaoyang District, Beijing 100015

People’s Republic of China

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Changes in Registrant’s Certifying Accountants

On November 30, 2018, LightInTheBox Holding Co., Ltd.. (the “Company”) terminated its relationship with its principal independent accountant, Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”), effective immediately. The termination of Deloitte as the Company’s principal independent accountant was approved by the Company’s Audit Committee and Board of Directors.

For the fiscal years ended December 31, 2016 and 2017, and from January 1, 2018 through the date of termination (the “Interim Period”), there were no disagreements between the Company and Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Deloitte’s satisfaction, would have caused Deloitte to make reference to the subject matter of the disagreement in connection with its report.  Deloitte did not advise the Company that the internal controls necessary for the Company to develop reliable financial statements did not exist, that information had come to its attention that led it to no longer be able to rely on management’s representations or that made it unwilling to be associated with the financial statements prepared by management, that it needed to expand significantly the scope of its audit or that information had come to its attention that if further investigated may materially impact the fairness of the financial statements or cause it to be unwilling to rely on management’s representations or be associated with the Company’s financial statements.

The audit report of Deloitte on the financial statements of the Company for the past two fiscal years did not contain any adverse opinion or disclaimer of opinion, and such audit report was not modified as to uncertainty, audit scope or accounting principles. The Company has provided Deloitte with a copy of this Form 6-K.

On November 30, 2018, the Company engaged KPMG Huazhen LLP (“KPMG”) to serve as its new principal independent accountant in connection with the audit of its financial statements for the year ended December 31, 2018.  KPMG was selected by the Audit Committee and the decision to engage KPMG as the Company’s principal independent accountants was approved by the Company’s Board of Directors on November 29, 2018.

During its fiscal years ended December 31, 2016 and 2017 and in the Interim Period prior to dismissal of Deloitte, neither the Company nor any of its subsidiaries consulted with KPMG concerning (i) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on the Company’s financial statements and no written or oral advice was provided by KPMG that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a disagreement or reportable event, as set forth in Item 304(a)(1)(iv) and (v) of Regulation S-K.

The information in this Report, including the exhibits, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Exhibits

Exhibit No.	Description

99.1	Press Release, dated November 30, 2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LightInTheBox Holding Co., Ltd.

By:	/s/ He Jian
Name:	He Jian
Title:	Chief Executive Officer

Dated: November 30, 2018